September 24, 2004


B. Steven Springrose
President and Chief Executive Officer
Biotel Inc.
11481 Rupp Drive
Burnsville, Minnesota 55337

Re:	Biotel Inc.
Registration Statement on Form 10-SB
Filed August 24, 2004
		File No. 0-50914

Dear Mr. Springrose:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB

Item 1.  Description of Business

	General
1. Please note that the Form 10-SB will become effective through operation of law on October 23, 2004. You should file an amendment which includes audited financial statements for the fiscal year ended June 30, 2004 and which responds to our comments. Please be advised that we may have additional comments on the revised filing. If you cannot meet that schedule, you should consider withdrawing the filing before it becomes effective.
2. We note your disclosure of the acquisition of your four wholly-owned subsidiaries, through which your business is currently conducted. Please ensure that you have disclosed the business activity of the registrant, Biotel Inc., since its inception.
3. Please provide the registrant`s correct website address.
4. We note your disclosure on page 1 that your subsidiary "will be" purchasing the assets comprising Agility`s business. However, disclosure throughout the registration statement, as well as Exhibit
10.5 - Asset Purchase Agreement, indicates that the transaction has been completed. Please revise or advise.
5. Please update the disclosure to the extent practical. For example, we note the disclosure on page 2 about "focusing on establishing an independent sales representative network" and the disclosure on page 4 that you plan "to pursue alliance and acquire
technologies and products."   As another example, discuss, if
material, the contract in your August 24, 2004 press release. Please also file this agreement as an exhibit.
6. Please update all financial statements as required by Item 310(g) of Regulation S-B.

Products and Services - Pages 1 to 3
7. Please provide the necessary disclosure regarding Holter devices to give readers context for your statement on page 1 that you are the "industry`s largest OEM manufacturer of Holter devices." For example, is Holter the dominant brand of such devices? If so, what market share and advantages do Holter products command over competing products in the industry?
8. Additionally, please provide supplemental support for your statement of industry leadership.
9. We note your disclosure on page 2 that although your Braemar subsidiary produces both analog and digital monitors, and tape playback systems, the industry is now dominated by digital devices. Please disclose separately the percentage of revenues Braemer derives from digital devices and from analog devices.
10. We note disclosure on page 2 of your purchase of the assets comprising Agility`s business. Please provide additional disclosure regarding the purchase price adjustments pursuant to the asset purchase agreement. Have any such price adjustments been made? What is the time duration for achieving these price adjustment milestones?




Significant Customers - Pages 3
11. Please identify the one major customer that accounted for more that 10% of your consolidated revenues for fiscal years 2002 and 2003.

Competition - Pages 3 to 4
12. Please provide your competitive position in the industries in which you compete. Please refer to Item 101(a)(4) of Regulation S-B.

Environmental Matters - Page 4
13. We note that the version of the Form 10-SB about environmental matters, including the notes to the financial statements, provided via FedEx on August 28, 20004 differs from that filed on Edgar. Please revise this section to update the disclosure to the extent applicable. For example, are you the subject of a potential investigation or a current investigation? Clarify the status of the investigation and the negotiations with the potential landowner. If this investigation could result in material costs or otherwise adversely impact to your operations and financial condition, please state so here and in the Risk Factors section. Please describe any potential adverse results of not receiving the low-risk reclassification. In addition, disclose any material costs to pay for the municipal water hookup.

Government and Other Regulation - Page 5
14. Please provide the disclosure required by Item 101(b)(8) and 101(b)(9) of Regulation S-B.
15. We note your disclosure that the FDA can require unscheduled inspections of your facilities. If any unscheduled inspection resulted in a determination that your facilities were unsatisfactory, please provide appropriate disclosure.

Risk Factors - Pages 6 to 9

	One customer generated a significant portion of our revenues. -
Page 6
16. Please name your major customer, and provide the percentage of your revenues accounted for by this customer for the nine month period ended March 31, 2004. Additionally, in an appropriate section of the registration statement, please disclose the material terms of any agreement with this customer, and file any such agreement as an exhibit.



We may be unable to raise additional capital to meet capital expenditure needs... - Page 6
17. Please describe the "competitive factors and industry conditions" that may hamper your ability to access additional capital.

If we fail to achieve and maintain the high manufacturing
standards.... - Page 6
18. If you have experienced any such incidence of manufacturing error, design defect or component failure that had a material adverse impact to your operations or financial condition, please provide appropriate disclosure.

Failure to protect our trade secrets, copyrights and other intellectual property and know-how will put us at a competitive disadvantage - Page 6
19. We note your disclosure that your products and technologies could infringe on the rights of others. Please disclose whether you are aware of any parties currently intending to pursue such infringement claims against you.

Product liability claims could damage our reputation and hurt our financial results -
Page 7
20. Please briefly discuss your insurance coverage, such as the amount of your coverage. Also, clarify whether you believe your present coverage is adequate.

Our Agility subsidiary faces the risk of becoming involved in litigation as a result of injury or death to a clinical test subject
- Page 7
21. Please disclose whether you are aware of any parties currently intending to name Agility as a defendant. Additionally, please describe any material existing or pending liabilities you have assumed in your purchase of the assets compromising Agility`s business.

If our suppliers cannot provide the components we require, our ability to manufacture our products could be harmed - Page 7
22. If you have experienced any such supply interruptions that had a material adverse impact to your operations or financial condition, please provide appropriate disclosure. Please also disclose how the situation was resolved.
23. Additionally, we note your disclosure that some of your components are single sourced. Please disclose the percentage of your revenues that are derived from the sale of products related to single sourced components, and identify the material suppliers. Please also disclose the amount of time needed to replace such suppliers.

Our business could be materially adversely impacted by risks inherent in international markets - Page 8
24. Please explain how the bullet point risks associated in conducting business internationally specifically relate to the regions/international markets from which your revenue is derived.

Past and planned acquisitions may disrupt our business. - Page 8
25. Please expand your disclosure to include a description of any material disruptions associated with your acquisition of Agility or any other acquisitions.

Item 2.  Management`s Discussion & Analysis - Pages 9 to 12

Results of Operations

General
26. When a description of known material trends, events, demands and commitments is set forth, expand your discussion to include both the intermediate effects of those matters and the reasons underlying those intermediate effects. For example: what factors caused the increase in business activity in each of your subsidiaries; how was your model mix changed to result in increased gross margins for the nine months ended March 31, 2004; what factors were responsible for the improvement in gross profit margins for the 12 months ended June 30, 2003; what material efficiencies were realized and are such efficiencies sustainable related to the improvement in gross margins? Please apply this comment throughout your MD&A. Please refer to SEC Release No. 33-8350 for additional guidance.

Nine Months Ended March 31, 2004 and 2003 - Page 10
27. Expand your discussion of net revenues to describe any known trends or uncertainties that have had or that are expected to have a material favorable or unfavorable impact on net sales or revenues. This comment also applies to your twelve months ended June 30, 2003 and 2002 net revenue discussion.
28. Revise your discussion of gross profit margin to quantify, to the extent practicable, the impact of any significant factors on gross margin. This comment also applies to your twelve months ended June 30, 2003 and 2002 gross profit margin discussion.
29. Please clarify what you mean by the last two sentences of the operating expenses section, "The decrease is primarily attributable to an increase in contracted non-recurring engineering (NRE) activities in the nine months ended March 31, 2004. Development expense incurred for contracted NRE is included in cost of good sold". Discuss the nature of these costs and clarify where these costs are included in your statement of operations. Also discuss why this classification is appropriate.

Twelve Months Ended June 30, 2003 and 2002.  -  Page 11
30. We note your disclosure that increases in R&D were applied to the development of new devices for a new customer. With a view to disclosure, please tell us whether you have received any R&D expense reimbursements for customer-sponsored research, and if so, whether the dollar amounts cited as your R&D expenses are net of any such reimbursements.
31. We note disclosure of your belief that present cash balances and currently available resources should be enough to meet your "present and projected future needs." Please clarify whether your cash resources are sufficient to meet your cash needs for at least the next twelve months.
32. Please briefly discuss the material terms of the credit line. Also, discuss the material covenants of your bank loans.
33. Please quantify the factors responsible for the $372,000 increase in research and development expenditures. In general, MD&A should identify and quantify factors responsible for changes in financial statement items and explain why those changes occurred. For example, we note your references to the development of new cardiac monitoring devices, analysis software, and the development of liposuction components but you did not tell investors how each factor contributed to the increase in fiscal year 2003.

Liquidity and Capital Resources - Page 12
34. Since you have not included your March 31, 2003 balance sheet, investors may be confused by the comparisons of your March 31, 2004 balance sheet to your March 31, 2003 balance sheet. Note that investors may find it more useful if the liquidity and capital resource discussion also compared your current financial position to your financial position from your most current year-end. Revise the filing as necessary based on our comment.
35. Discuss the plan for financing the acquisition of Agility
Centralized Research Services LLC.   If the amounts you plan to spend
on development of the Agility business are significant, you should also make disclosure about planned expenditures and how you intend to fund those expenditures. Refer to Item 303 (b)(1) of Regulation S-B.



Item 4.  Security Ownership of Certain Beneficial Owners and
Management - Pages 13 to 14
36. Please identify the individuals who have or share voting and/or investment control over the shares owned by the entities listed in the table.

Item 5.  Directors and Executive Officers - Pages 15 to 17

Directors and Executive Officers - Page 15 to 16
37. Since your directors and executive officers disclosure is as of July 31, 2004, please tell us why you did not include disclosure for Daniel Pawlik. We note that the Agility acquisition was completed on July 1, 2004.
38. Please clarify the business experience for the last five years of your directors and executive officers. For example, we note the disclosure concerning Mr. Strandquist and Mr. Turner.

Director Compensation - Page 17
39. We note your disclosure that Messrs. Ankney and Vawter received options for "additional duties." Please briefly describe these additional duties.

Item 6.  Executive Compensation - Page 17
40. Please update this section for the fiscal year ended June 30, 2004.

Item 7.  Certain Relationships and Related Party Transactions - Page
18
41. Please provide the disclosure required by Item 404 of Regulation S-B. For example, we note the disclosure on page 21 about a transaction with a shareholder and the footnotes to the financial statements, such as page F-13.

Part II

Item 4.  Recent Sales of Unregistered Securities - Page 21
42. We note disclosure of the promissory note given to one of your shareholders. Please tell us why you did not disclose this transaction in the Related Party Section of the registration statement.




Part F/S

Financial Statements as of June 30, 2003

Note 2 - Summary of Significant Accounting Policies - Page F-7

Advertising and Marketing
43. Expand your disclosure to address the factors that you considered in concluding that advertising cost incurred met the definition of direct response advertising as defined in SOP 93-7. Be sure to disclose the following:
a. A description of the direct-response advertising reported as assets
b. The total amount of advertising reported as assets in each balance sheet presented

Warranty reserve
44. Reconcile the changes in product warranty liability for the most current reporting period presented. That reconciliation should present the beginning balance of the aggregate product warranty liability, the aggregate reductions in that liability for payments made under the warranties, the aggregate changes in the liability for accruals related to product warranties issued during the reporting period, the aggregate changes in the liability for accruals related to preexisting warranties, and the ending balance of the aggregate product warranty liability. Refer to paragraph 14b of FIN 45.

Revenue Recognition
45. We note that revenues related to your "product sales are recognized at date of shipment and title passes to the customer." Please clarify supplementally what you mean by this. Are your products shipped FOB shipping point?
46. In this regard, we assume the amounts billed to your customers for shipping and handling, if any, are classified as revenues and that shipping and handling costs are reflected in cost of sales. Please confirm supplementally and disclose your policy. Refer to EITF 00-10.
47. Supplementally provide details of whether there are any post shipment obligations or multiple-deliverables related to revenue arrangements. Refer to EITF 00-21.
48. Expand your revenue recognition policy to address software revenue recognition and the basic principles set forth in SOP 97-2, including the criteria that must be met before you recognize revenue.
Note 16 - Subsequent Events - Page F-17
49. We see that included in other income and accounts receivable at June 30, 2003 is approximately $500,000 of life insurance proceeds relating to the death of your former CEO and also see that proceeds from the policy were received in July 2003. Please supplementally support why it was appropriate to reflect these amounts in fiscal 2003. We may have further comments after reviewing your response.

Financial Statements as of March 31, 2004

Consolidated Statements of Operations and Comprehensive Income (Loss)
- Page F-19
50. Present basic and diluted earnings per-share amounts on the face of the income statement. Refer to paragraph 36 of SFAS 128.

Note 8  - Commitments and Contingencies - Page F-27
51. If significant, disclose the amount of any charges incurred and liabilities you recorded relating to the environmental claim and commitment for the municipal water hookup. Also, revise your disclosures to indicate your expectations as to the likelihood of the referenced contingency having a negative material impact on your income statement. If it is at least reasonably possible that this or any unaccrued contingency (if negatively resolved) could have a material negative impact on your financial statements, the notes to the financial statements must either disclose the range of possible loss or indicate no such estimate can be made. Refer to paragraph 10 of Statement 5.

Exhibits

Exhibit 10.5 Asset Purchase Agreement
52. Please expand the appropriate section of the filing to discuss in greater detail the liabilities, obligations and rights assumed by Biotel pursuant to the asset purchase agreement, such as the material amounts and obligations.
53. Please file the complete agreement, such as Schedules 1.1, 1.2 and 1.3.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





You may contact Eric Atallah at (202) 824-5266 or Jay Webb at (202) 942-1812 if you have questions regarding comments on the financial statements and related matters. Please contact Ad,laja Heyliger at
(202) 824-5082 or me at (202) 942-1927 with any other questions.


Sincerely,



							Thomas A. Jones
Senior Attorney

cc (via fax):	Rick Hauser, Esq.  Gray, Plant, Mooty, Mooty &
Bennett, P.A.  612.632.3095
Biotel Inc.
September 24, 2004
Page 1